SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2005
Elscint Limited
(Name of Registrant)
13 NOAH MOZES STREET, TEL AVIV 67442, ISRAEL
(Address of Principal Executive Office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Elscint Limited
SIGNATURE
EXHIBIT INDEX
EX-99.1: JOINT PROXY STATEMENT/PROSPECTUS

Elscint Limited
Attached is the following exhibit:

99.1	Elbit Medical Imaging Ltd. and Elscint Ltd. Joint Proxy Statement/Prospectus

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELSCINT LIMITED (Registrant)
By:	/s/Rachel Lavine
Rachel Lavine
President

Date: September 29, 2005

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Elbit Medical Imaging Ltd. and Elscint Ltd. Joint Proxy Statement/Prospectus